# Rare $4.2M painting now live - Launch Update

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**Masterworks** <notification@masterworks.com>

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Dear Sam,

A rare chance to [invest in Kerry James Marshall] is here.

We've secured a $4.2M painting—only the second Marshall work we've ever offered in 8 years. His market has been famously tight: in 2024, only 2 paintings reached auction. In 2018, he set a $21.5M record, the highest for a living African American painter.

See for yourself how few of his paintings come to auction:



One of the Rarest Artists We Offer
Since the start of 2020, just 13 Marshall paintings have sold at auction. Compare that to the totals for other artists in his record price range ($20M+) to see how rare his work is.
TOTAL PAINTINGS SOLD AT AUCTION 2020-2025
Andy Warhol
572 Works Sold
Yoshitomo Nara
183 Works Sold
Banksy
158 Works Sold
Jean-Michel Basquiat
93 Works Sold
Kerry James Marshall
RARE
13 Works Sold

This piece is a brilliant, small-scale portrait that was featured in a major traveling museum retrospective and once owned by Barnes & Noble CEO Leonard Riggio.

Public opportunities like this for Marshall don't come often.

[Invest here] and view offering circular below.

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The Masterworks Team

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**MASTERWORKS**

www.masterworks.com

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